Exhibit 99.3

EDITED TRANSCRIPT

Event ID: 140924029104

Culture: en-US

Event Name: NetScout Systems Inc to Acquire Danaher’s Communications Business Call

Event Date: 2014-10-13T13:00:00 UTC

P: Operator;;

C: Andrew Kramer; NetScout Systems, Inc.; VP of IR

C: Anil Singhal; NetScout Systems, Inc.; Co-Founder, President & CEO

C: Jim Lico; Danaher; EVP

C: Jean Bua; NetScout Systems, Inc.; SVP & CFO

P: Steven Winoker; Bernstein Research; Analyst

P: Matt Robison; Wunderlich Securities, Inc.; Analyst

P: Scott Zeller; Needham & Company; Analyst

P: Kevin Liu; B. Riley & Co.; Analyst

P: Mark Kelleher; D.A. Davidson & Co.; Analyst

P: Mark Sue; RBC Capital Markets; Analyst

P: Alex Kurtz; Sterne, Agee & Leach, Inc.; Analyst

P: Rob Crystal; Goldman Sachs; Analyst

+++ presentation

Operator^ Ladies and gentlemen, thank you for standing by. Welcome to NetScout’s conference call for investors.

(Operator Instructions)

As a reminder, this conference call is being recorded.

I would now turn the call over to Andrew Kramer, Vice President of Investor Relations. Please go ahead.

Andrew Kramer^ Thank you very much, Felicia, and good morning, everybody. Joining me on this morning’s call are the following individuals. Anil Singhal, NetScout’s Co-Founder, President and Chief Executive Officer; Jean Bua, NetScout’s Senior Vice President and Chief Financial Officer; Michael Szabados, NetScout’s Chief Operating Officer; and Jim Lico, Executive Vice President at Danaher.

We have included on today’s webcast a slide presentation to accompany our commentary. For those listeners who have dialed into the call and you’d like to view the slide presentation, you can find it by going to our website at www.netscout.com/investors and then clicking on today’s webcast.

In terms of an agenda for today’s call, Anil will share his perspective on NetScout’s proposed acquisition of Danaher’s Communications business, James Lico of Danaher will offer some commentary as well. In addition, Jean Bua will review certain aspects of the proposed transaction.

After we conclude our prepared remarks, we will take your questions. We have allotted approximately one hour for this call.

Before we begin with the prepared remarks, I would like to direct your attention to slide number 2. NetScout will file a registration statement on Form S-4 containing a proxy statement and prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission.

Investors are urged to read the proxy statement and prospectus when it becomes available, and other relevant documents filed with the SEC because they will contain important information. You can obtain a free copy of the proxy statement and prospectus when it is available and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov or on our own website at www.netscout.com. You may also contact me directly.

Please note that this communication is not a solicitation of a proxy from any security holder of NetScout. However NetScout, Danaher and certain of their respective Directors and Executive Officers may be deemed to be participants in this solicitation of proxies from NetScout stockholders in connection with the proposed transaction.

Information about NetScout’s Directors and Officers and their beneficial ownership of NetScout’s common stock may be found in it’s definitive proxy statement relating to its 2014 annual meeting of shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC’s website or from our own website.

Let’s move to slide 3. Forward-looking statements during this presentation are made pursuant to the Safe Harbor Provisions of Section 21E of the Securities Exchange Act of 1934 and other Federal Securities laws. Investors are cautioned that statements in this communication which are not strictly historical statements, actual results can differ materially from the forward-looking statements due to known and unknown risks, uncertainties, assumptions and other factors.

Such factors include the failure to obtain, delays in obtaining or adverse conditions relating to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes or to or the effects on liabilities, future capital expenditures, revenues, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; our ability to retain key Executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and services assurance solutions specifically, the Company’s relationships with strategic partners; dependence on broad-based acceptance of the Company’s network performance management solutions; the presence of competitors with greater financial resources than ours and their strategic response to our products; and the ability of NetScout to successfully integrate the merged assets and the associated technology and achieved operational efficiencies. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2014 on file with the Securities and Exchange Commission. NetScout assumes no obligation to update any forward-looking information in this communication or with respect to the announcements described herein.

In addition, as noted on the slide, the presentation today includes certain non-GAAP historical revenue and EPS figures. Historical non-GAAP items are reconciled to GAAP results in the appendix of the slides that are being webcast today, and those can also be found in our website at www.netscout.com.

Finally as we announced last week, NetScout plans to report it’s second-quarter FY15 financial results for the period ended September 30, 2014, this Thursday, October 16, 2014. We will hold a conference call that same day as is our practice to discuss these results. Accordingly we will not be commenting explicitly on our upcoming results, and we appreciate your understanding in this matter.

Now with that all said, I will turn the call to Anil.

Anil Singhal^ Thank you, Andy, and good morning, everyone. I am very excited to be speaking with you this morning following our announcement earlier today that we plan to acquire Danaher’s Communications business. We believe that this news represents an exceptional opportunity for NetScout to create even more value for our customers, employees and shareholders.

As you saw in the news release and as we’ll discuss on this call, the transaction is valued at $2.6 billion based on NetScout’s closing price of $41.91 on October 10, 2014. Upon closing, NetScout shareholders will own 40.5% of the combined Company with Danaher’s shareholders owning the rest. We’ll cover the transition details later on the call.

Let’s start with slide number 4 with the — as to what directional behind this transaction was and why we think it’s a great deal for all stakeholders. The three key points I want to emphasize, first is this could be best-in-class solutions.

Upon completion, this transaction will create a premier provider of converged network and application performance management solutions. And by bringing these great organizations together, we’ll be able to provide a more comprehensive and compelling range of solutions to address the needs of our customers in both the enterprise and the service provider markets.

It will center our capabilities in network performance, analytics and service assurance and enable us to jumpstart our entry into the Cyber Intelligence market. It will help us to take further advantage of our efforts to bring our nGeniusONE platform to the marketplace and provide a truly differentiated technology solution that offers a very compelling value proposition.

Second key point, we provide complementary customer base and global footprint with this combination. Adding the Tektronix Communications, Arbor Networks and parts of Fluke Networks to NetScout brings together complementary customer bases and helps strengthen and broaden the NetScout footprint around the world.

It will give us a broader global reach, greater diversity and a much larger scale upon which we will operate. Not only will we have more customers but we’ll have more touch points within those customers’ IT operations.

NetScout will gain important mind share with customers who are looking for a Company that has the technology, sales and support associates and the global distribution channels to address their evolving requirements. And finally, this transaction is very financially compelling as well.

In addition to the transition’s strategic merits, we also believe that it is financially compelling. With the addition of these businesses, NetScout will more than triple its revenue base to over $1.2 billion on a non-GAAP basis against the nearly $400 million that we reported in our most recent fiscal year. We’ll have an even stronger foundation upon which we will seek to maintain our leadership in multiple markets.

There are notable synergies that the transaction provides in terms of our products, target markets, customer bases, geographic footprint and operational resources. And that view enforces our view that will be accretive to non-GAAP earnings in the very first year — in the first full year of operations.

We have proven that we are capable of running our business with minimal capital requirements while still making important investments for the future and generating substantial free cash flow. We expect that these characteristics with strengthen as we move our business forward.

As some of you may know, NetScout completed 30 years of operations last month. As NetScout is celebrating its 30-year anniversary of our founding, we have grown substantially since those early days, both organically and through acquisitions. But we are not resting on our laurels. In fact, we believe our best days are ahead of us.

Our target markets are continuing to grow and the customer try to deal with many powerful technology trends. We believe this transaction will better position NetScout to more effectively capitalize on those growth opportunities and become an even more strategic partner to our customers.

Moving on to slide 5. As we have shared with you in the past, we started a new journey at NetScout called NetScout 3.0 about three years ago. Our mission with that was to leverage our new technology and expertise, our multiple years of expertise, to enable enterprise and service providers to get the maximum value for their big investment they are making in the technology area ranging from virtualization to cloud, mobility and evolving Internet.

They needed a solution to proactively monitor and manage the inherent complexities associated with that. And, we wanted to provide a more cost-effective solution. As a result, over the last three years, we invested over 400-man years in internal technology development, acquired five small companies and brought a new product to market called nGeniusONE based on our patented technology called ASI, or Adaptive Session Intelligence.

As you see on slide 6, which we have shared with you in the past, this allows IT operations whether this is in service provider or enterprise and in the future, security operations, to effectively play offense instead of defense. It converts the finger pointing traditionally in IT operations war rooms to really collobarate.

It allows IT operations to see the problem proactively before the customer report them. And this solution is going to allow us to properly do service triage both for network issues, service issues and then we had planned to take it into new directions moving forward.

As you see on slide 7, we have already seen a lot of success with this new strategy, not only our revenue but EPS has grown significantly. If you start with FY14 which was where we started the strategy, we have significantly grown almost going beyond $400 million. And I do see the guidance, our recent guidance which we are reiterating today, which we’ll be reporting the results for {on Thursday}.

We are not going to be spending a lot of time on that because we want the main focus to be today’s announcement. But I believe you’ll be very pleased with the results we’ll be announcing a few days from today.

Our vision with NetScout 3.0 doesn’t start with IT operations. As you see on slide 8, our vision is to build a global sense of network based on ASI. Similar to the Cable News Network, which didn’t exist several years ago, 20 years ago or so and now many, many vendors are in that direction.

The goal was to ASI technology will not be only consumed by NetScout solutions and analytics for IT operations, but feed that data to third-party consumers as well. Two of the big consumers in that area, which is on slide 9, are big data and cyber security applications.

Today we see that most of the big data vendors are differentiating their solutions based on the quality of analytics alone or the scalability of the solution as you see some of the big vendors like IBM, SAP, Oracle and others in the [bottom]. With ASI technology injected into the big data warehouse, I believe that we will still be able to differentiate the self portrait by partnering with NetScout, and customers will get next generation big data analytic solutions and as well the cyber analytic solutions, which not only have great analytics but great data behind that which has been missing in the current solution.

We feel that these solutions, what we are working on, are at the right place at the right time. If you look at the last decade, there have been massive infrastructure refresh going on whether you talk about 4G technology, iPhones, mobility, virtualization, SDN going from 10 gig to 100 gig is on the horizon, and voice, cable and IP conversions. All these things unfortunately have not been backed by big vendors in terms of holistic management.

And not only NetScout wanted to show leadership in this area, but our customers have been demanding the solution to deal with the complexity rather than simply relying on traditional component management solutions and poor quality data feed which has good analytics but there is no good data behind it. We believe good data combined with good analytics is the winning strategy both for the customer and the industry.

With these solutions, our solutions offered with NetScout 3.0, our total addressable market has already got increased from roughly $1.5 billion to $5 billion. With the addition of cyber, BI, big data, cloud, we believe our addressable market very soon will be in a $10 billion range.

However the next challenge was to — how we can maximize this massive opportunity which has been created by our new technology, new vision and new strategy based on NetScout 3.0. Three things which we feel were needed and one was the leadership and the staying power and passion for this technology and solving these kinds of problems which we are done very well over the last two decades. We also needed a compelling technology and value proposition which I believe we have delivered through 400 man hours of development in nGeniusONE and ASI as well as few technology acquisitions we have done in the voice and security space.

Our work — one of the challenges I discovered several months ago in fully maximizing the opportunity is to have better market access in both the enterprise and service provider space, have a broader installed base where we can inject ASI technology. And we could also use additional capability in adjacent spaces like radio access network optimization, business intelligence, a more powerful solution in the packet flow switch area and obviously cyber security.

We believe this solution allows us — in addition, sorry. In addition, we wanted the scale size and mind share to match those of the potential competitors, which by the way are the players who are not doing solutions based on good data or based on traffic-based instrumentation. So our competition is less in our traditional space where other people are building solutions based on traffic-based instrumentation. But it’s more with bigger players who are using element management systems and embedded instrumentation as the basis for the solution. All of these companies are multi billion dollars in sizes and on valuations, and so we needed a scale, size and mind share to match all those potential competitors.

Today’s acquisition accelerates the strategy and vision of NetScout 3.0 and the journey we started three years ago. Danaher’s Communication business, which has been built into a great franchise over the last 12 years, includes 12 technology companies organized into 3 business units, TekComms, Arbor Networks and Fluke Networks.

It has 800 million plus — more than $800 million in revenue in combined revenue in the latest completed year. And it has a track record of organic development complemented by strategic initiatives for all these years.

I will now like to turn over the call to Jim Lico. I have known Jim for more than five years and in fact throughout this period we have been thinking about what’s the best way to combine these businesses. We learned a lot about each other’s company and that’s why we were able to execute this combination and analysis intelligence in a very short time.

I’ll now hand the call over the call to Jim Lico, EVP of Danaher, who is also responsible for this business. Jim?

Jim Lico^ Thanks for having me on the call, Anil, and good morning, everyone Speaking on behalf of everyone at Danaher, we’re very excited about the opportunity here combine our Communications business with NetScout Systems. As Anil said, today’s announcement marks the culmination of a multi year discussion about how to bring our businesses together.

This transaction is powerful and unique opportunity to create a premier global provider of network management tools in a structure that will benefit all of Danaher and NetScout shareholders, customers and associates. We believe the combined Company will be able to enjoy strong growth, drive further innovation and serve our customers in unique and more comprehensive ways.

Danaher’s Communications business, which is Tektronix Communications, Arbor Networks and Fluke Networks, are made up of talented and dedicated teams that have worked hard to drive growth, innovation and leadership in their respective markets over the years with much success. Danaher’s premier troubleshooting, cyber security and engineering solutions combined with NetScout’s high-performance monitoring technologies, will give customers access to the most expansive suite of best-in-class products in the industry. We’re glad that our Communications business will be joining forces with such a well-positioned Company that shares Danaher’s core values particularly related to customers, people and innovation.

I’m excited to join NetScout’s Board upon closing the work with NetScout’s capable team and have a hand in shaping what I believe will be a truly great business in the future. And now I’ll turn it back over to Anil.

Anil Singhal^ Thanks, Jim, and thanks for having the call with us and allowing us to combine these two businesses. And I’ll really be counting on Jim’s support as we go toward the closing and then to the real work of integrating these two good companies. With that, I’ll transfer the call over to Jean for the financial overview of the transaction.

Jean Bua^ Thank you, Anil. I’d like to take a moment to walk through an overview of the transaction which is on slide 15.

As detailed in the press release, the transaction is done using a tax-free Reverse Morris Trust. Under this transaction, NetScout will issue 62.5 million shares to affect the business combination. Based on NetScout’s closing price of $41.91 last Friday, October 10, 2014, the transaction is valued at approximately $2.6 billion.

Upon closing, Danaher’s shareholders will own approximately 59.5% and NetScout shareholders will own 40.5% of the combined Company on a diluted basis with approximately 105 million diluted shares expected to be outstanding. NetScout will acquire the assets of TekComms, Arbor Network and certain assets of Fluke Network in either a spinoff or split off of these assets from Danaher.

In terms of Corporate Governance and Management, Anil will remain a CEO and Chairman of the Board. Upon closing of the transaction, the Board of Directors will comprise the current NetScout Board of Directors and they will be joined by Jim Lico, Danaher’s Executive Vice President. Since we are combining these two businesses into a more competitive global solutions provider, we are very happy to have Jim continue his relationship with us and to provide continuing experience on the industry and our customers’ needs.

Anil’s current Senior Leadership team will also remain in their positions. Our company will be headquartered in Westford, Massachusetts and we expect to retain a strong presence around the globe where our employees are based.

The transaction is subject to approval by NetScout shareholders, regulatory agencies and other customary closing conditions. The transaction is expected to close during the calendar year 2015, which is the first half of our FY16.

Turning to slide 16, as Anil stated, we believe this is a strategic and financially compelling opportunity for NetScout’s customers, shareholders and employees. By combining both Companies we will have the ability to continue providing innovative solutions to our customers as well as providing continued value to our shareholders.

As an overview to the financial aspects of the combination, this slide shows the proportional contribution of the two organizations related to business performance on an operating level. Based on last year’s performance the combined Company is anticipated to have more than $1.2 billion in revenue on a non-GAAP basis.

Following the completion of this acquisition, NetScout will have a more diverse customer base in terms of customer segmentation and geographic concentration. We anticipate that the revenue mix by customer segmentation will become more weighted towards service provider as a result of the Tektronix Communication and Arbor Network businesses. In terms of geography, we believe that Danaher’s Communications business has the greatest percentage of international based customers, hence the combined entity will be closer to one-third of revenue being generated from outside North America versus the current one-quarter generated from NetScout’s international customers.

While the relative revenue and operating income contribution levels for each Company is about a 30%, 70% split, the relative ownership of the Company will be approximately 40% current NetScout shareholders and 60% Danaher shareholders. The combined Company is expected to be accretive after its first full year of operation. The combined cost basis of the two entities is approximately $900 million, and we anticipate that synergies will be achieved as both businesses are combined.

The transaction is expected to close during calendar year 2015, within the first half of our FY16. At that time, we will update our FY16 guidance.

As Anil mentioned, we will report our quarterly earnings on Thursday, October 16. We are very pleased with our results for the second quarter, and we will reaffirm our guidance ranges for the full year for both revenue and earnings per share.

NetScout has maintained a conservative balance sheet with sufficient liquidity. Over the last five years NetScout has generated over $300 million in free cash flow and we delivered about $100 million of free cash flow in our last fiscal year.

Our capital deployment priorities include investment and product development either internally or through acquisition as well as modest shareholder repatriation. Over the past few years, NetScout has acquired five companies through cash transactions totaling about $100 million.

In May of this year, we completed repurchasing 4 million shares through an existing share repurchase program. Our Board approved a new share repurchase plan with the potential to repurchase approximately $100 million worth of shares.

The combined entity will give us increased cash flow and liquidity and allow us to continue investing in our product development through either acquisition or internal development as we continue to innovate and bring new solutions to our customers. We will also review our continuing share repurchase program to continue delivering value to our shareholders.

Moving to slide 17. We would like to close our prepared remarks by reiterating why we believe this is such a positive move for NetScout, it’s customers, shareholders and employees. For our customers, first the combined business customer base will benefit from a partner that is well positioned to help them address both their near term and longer term IT management challenges. More specifically, we will have a broader range of best-in-class solutions that will further benefit from a truly powerful unified management platform that is powered by proprietary Adaptive Session Intelligence software, for ASI.

We will be able to leverage the complementary technologies and strong domain expertise that are added to our Company in order to ensure that our value position will continue to resonate with customers around the world. We will have a broader range of products that can add value to our customers IT operations, and we will have the sales, service and support capabilities to help us fortify the relationships we have built with our customers.

As we mentioned at the outset of our remarks, we have a proven track record in integrating the products we gain through acquisitions to add value, address evolving customer requirements and further differentiate us in the market place. We believe that for our shareholders of both companies should be very pleased by today’s proposed acquisition since it will allow for ownership in a stronger growth-oriented market leader with a proven track record of creating shareholder value.

From a NetScout perspective as we mentioned earlier, this transaction will allow us to accelerate our growth plans and fulfill our mission. It provides NetScout with the size, scale and capabilities to support continued growth and it will be accretive during the first year of combined operations.

Hopefully you have a better understanding of the many powerful benefits that we think are possible as a result of this transaction which includes notable synergies that would not present themselves otherwise. Finally, the Reverse Morris Trust structure that we plan to use for this transaction provides for tax-free participation by both Companies and their shareholders.

Finally, for our employees, we are positive that we have employees of NetScout. Tektronix, Arbor and Fluke who are listening to today’s call and we welcome all of our future associates. Anil will be speaking directly to the NetScout team later today and visiting the Tektronix, Arbor and Fluke offices over the coming days, weeks and months with Jim.

This transaction represents an exceptional opportunity for all of us at NetScout. We want the teams at Tektronix, Arbor and Fluke to know that they will be joining a Company where their hard work and efforts will directly contribute to our collective success.

One of our guiding principles since our earliest days has — that has helped propel us forward over the years, is that employee satisfaction drives customer satisfaction. We are fortunate to have an experienced and proven team of Executives who are committed to making sure we stay true to that principle and in making sure that we manage the integration of our two Companies affectively.

NetScout has operated within an entrepreneurial mindset since it’s founding. Danaher has acquired a number of growth oriented start-ups during the past several years, so we share a similar mentality.

In terms of professional growth and development, we are committed to providing every person at NetScout with the opportunity to take on new challenges and the tools and resources to thrive. By working together, we are confident that we will set and achieve very ambitious goals going forward which will allow all of us at NetScout to participate in our Company’s future success.

So that concludes our prepared remarks today, we are ready to answer any questions at this point. Felicia may you may open the call to questions at this time.

+++ q-and-a

Operator^ (Operator Instructions)

Steven Winoker, Bernstein Research.

Steven Winoker^ Thanks and good morning and congratulations all. Just a couple questions. Anil, maybe starting with you and then Jim. Anil, can you quantify in any way what you’re thinking in terms of the synergy opportunity here, maybe provide shareholders with what sense you might be thinking about in that front?

And then Jim could you comment on — and also what opportunity there is in terms of scale and R&D. And Jim maybe talk about how far the DBS pathway has been for the Communications businesses. How far those guys are and where do you see a broader opportunity here across NetScout?

Anil Singhal^ Okay let me take it quickly and then we’ll move on to the second question because we have only half an hour for the Q&A today.

So first thing is we are not going to provide any more detail on synergy. I think we said that we were going to provide guidance. Our tradition is as soon as the acquisition is closed.

We already provided you guidance by saying it’ll be over $100 million in revenue, more than $1.2 billion, I meant $1.2 billion plus in revenue accretive in the very first year. And so we have a lot of confidence. We had another transformational type acquisition six, seven years ago and we are very comfortable that we can repeat that [feat] even though it’s at a much larger scale, but it’s the same multiple whether it’s [contributing] value to shareholders or whether retaining the employees in R&D and sales or any of the metrics you would use.

So right now we are not in a position to provide the synergy and just looking at cost synergies, this is not a defensive move. This is an offensive move. We don’t have to do it. Both Companies were doing quite well. But we believe that we’ll do better together.

So we are not just looking at synergies we are looking at a lot of great things we can do for the customers and shareholders. And I think the best way to describe is there’ll be enough synergies in multiple dimensions which allow us to be accretive in the very first year.

Jim Lico^ Steve relative to DBS I think the evolution in these businesses is pretty good particularly in related to some of the growth oriented DBS tools and we’ve — and the new organization will have access to all of those as well. I know Anil and I have talked that there’ll be some opportunity to share those opportunities and I think the organizations will work exceptionally well together in finding new ways to use DBS in a business like this.

Steven Winoker^ Okay. Thanks.

Operator^ Matt Robison, Wunderlich.

Matt Robison^ Congrats and thanks for taking my question. A couple of different things here, one like it if you could talk a little bit about how the Danaher businesses you’re purchasing — you’re emerging with have been growing, what their service to product mix is, gross margins? And I think you said Jean $900 million in cost synergies, but I might have heard that wrong if you could —

Jean Bua^ Yes, let me correct that very quickly, Matt. We said that there’s about $900 million in combined operating and cost of goods sold within the two businesses. And we believe that we have the opportunity, even though this deal in it’s first full year without synergy is accretive to our earnings per share. We believe over the years, as Anil has talked about, we’ll have revenue as well as cost synergies as we integrate both businesses.

Matt Robison^ Yes, that needed a little clarification. But can you talk some a little bit about the mix items I asked about in the growth?

Anil Singhal^ Matt, I think we are not going to report at this point on individual growth of the businesses. Like I said, both Companies were doing good, and there are little bit ups and down at different times, but both Companies are investing and doing good.

And we don’t have the break out of the growth rate of individual. But as we provide the guidance, we’ll be talking about the growth rate of the combined operations. And I think people will be impressed.

As to your question of product versus service, in this business which we are combining, the service ratio is likely lower than the product versus the traditional NetScout so it’s in the high 20%s versus in the mid-30s for NetScout. So I believe in the combination it’ll probably be a 70/30 split but it’s too early to give you details on that.

Matt Robison^ Well there was the — in the Danaher second quarter presentation it looked like the test and measurement declined slightly year over year in revenue. And so maybe you could just elaborate a little bit on this piece that you’re merging with compares to the broader test of measurement business which is I guess about four times the size.

Anil Singhal^ Yes, Jim, go ahead.

Jim Lico^ Yes, the second quarter for this business I think we said was down and would be that way in the second half as we — as some large scale customer businesses flow through the year. But we anticipate that to improve in 2015. I think that will be part of the future discussion when we combine these businesses at close.

Matt Robison^ Okay, thanks.

Operator^ Scott Zeller, Needham & Company.

Scott Zeller^ I wanted to ask when you look at the combined revenues of the Company, you had mentioned roughly $1.2 billion or better. How much of that would you expect to be from the service provider vertical on a combined basis or mixed basis?

Anil Singhal^ So as Jean mentioned, the percentage will be, because our Arbor business which is the security business is also bigger in the service provider than enterprise. I think if we just break down at the top line between just two halves. We take our (inaudible) security, our network management, our performance management, it’s going to be more than 50%.

We’ll provide more specific as far as we provide guidance and that time we’ll be happy provide more detail. But in the current one, it’s less than 50% and in the current NetScout and Jean with a couple of other aspects of this. Go ahead, Jean.

Jean Bua^ Hi, Scott, thanks for your question. The acquisition of these business units is great for NetScout across all our vertical markets both service provider and enterprise, our major vertical markets. As Anil had said clearly TekComm is more weighted towards service provider. And Arbor Networks is also known as a market leader within the service provider vertical. They asked some very new exciting products that are out there and coming out which will move them into the enterprise and will jumpstart us into our Cyber Intelligence market. These include the issues that we’ve been talking about and looking at addressing, including advanced persistent threat.

And Fluke Networks as you know is a market leader within its enterprise. Also it will give us more access to mid tier enterprise customers. So we’re very excited about all of the businesses and how synergistic it will be to our customers as well as allow us new customers.

With that said, clearly at this point, they are focused more on service provider. So while our service provider vertical has been more like 40%, and has been growing over the last few years, we probably anticipate that in the first full year of operation, the service provider vertical probably will go to 50% to maybe 60% of revenue.

Scott Zeller^ Okay and then to just briefly follow up, I would expect that the overlap among service provider customers that you share is quite high, if not close to all of them. But when you look at the general enterprise and maybe financials vertical, what would you characterize the presence of Danaher as?

Anil Singhal^ Well first of all I think that there is overlap in terms of names of the customers, and we are bigger in certain areas, Danaher has been bigger in — Tektronix has been bigger in other areas. In places where they’re buying both product, they’re buying it for very two different reasons.

Like our product is mostly bought for monitoring and TekComm products is mostly bought for troubleshooting. So I think that’s going to continue to be the case and customers will get more than one plus one for the price of two. And so that will continue.

In terms of enterprise, we are at the more at the higher end of the market, more focused in the US. But the Fluke Network is more mid tier and much bigger share international, which is going to be (inaudible).

And obviously in the cyber, as you know at the analysts day we announced our strategy to enter the cyber area towards the end of the fiscal year. And with Arbor we’ll be able to jumpstart and inject some additional technology to an already successful security business.

Scott Zeller^ Thank you.

Operator^ Kevin Liu, B. Riley Company.

Kevin Liu^ I think you started to address, Anil, but wanted to get more specifics around the number of shared customers you guys might have and whether there are actually any products within the portfolio that overlap directly.

Anil Singhal^ I think there’ll be some overlap and — but I think it’s minimal, and during diligence we found that it is even — as you know Jim and I have been talking about combining these businesses, or maybe you didn’t know, but more than five years. And so we had some good ideas and obviously when independent companies are out there there’ll be some overlap.

But I think it’s minimal, and we’ll be able to manage through that. And I think most importantly is that customers are going to be very happy to hear that even the little overlap we have is going to be really sorted out in terms of better integration capability and best of both worlds.

Kevin Liu^ And a quick question, it sounds like the ASI technology you’re looking to get that embedded in as many spots as possible. Will you guys be able to get the technology integrated with the Danaher assets in advance of actually formalizing the merger?

Anil Singhal^ No, because we have to operate as a separate Company. But I can assure you that within the first year of closing it’ll be closely integrated.

Kevin Liu^ Great, thank you.

Operator^ Mark Kelleher, D. A. Davidson.

Mark Kelleher^ So it looks like you’re closing sometime next summer. Can you run through some of the gaiting items to get to that close? And are you concerned about any antitrust issues?

Jean Bua^ Hi Mark, this as Jean. So clearly we have to go through the SEC registration process. Danaher will do a Form 10 for the entity that is being either split off or on off to its shareholders. NetScout will have a proxy and S-4 statement that we will file.

We anticipate that we will file that before the end of this calendar year. At the same time, we will go through antitrust and competition issues.

We don’t anticipate at this point since these businesses are very complementary to each other, and that as you have heard Anil’s mission and goal, we are really striving to become a global player where we have much larger competitors with multi-billion dollar market cap. So at this point we are not anticipating issues there.

And then we will work out some of the details related to the tax structure. And so as your correct, we anticipate it will close sometime in calendar year 2015, probably either probably around the second quarter of our FY16.

Mark Kelleher^ Who would you envision with the combined Company that you would now be competing against, who are those larger competitors that you would go up against?

Anil Singhal^ Well I think it’s also — and this is a longer discussion and we’ll be talking a lot to you about at the next analysts day and other discussions. But the bigger competitors are, there are two approaches to security, performance, network management.

One is based on mining the intelligence already in the network or embedded in element. We call it competent-based, I think the Splunk and CA and IBM and HP to a certain extent and a host of close to 50 other companies. Many of them, or a large number of them with multi million dollar valuations are multi billion dollar revenue already, those are the people we’ll be competing with because our approach is different.

Our mission may be similar, but our approach is different. Our approach is different in the sense that we use — we don’t use data mined from elements, we mine intelligence from the traffic, from the package and that always has been the vision of the Company for last 30 years. And I think because of the innovations happening in the marketplace and the complexity introduced, and that’ll help be even become more compelling.

But to make it more compelling you not only have to have a bigger TAM or great technology and vision you need to have the scale and size. So those are the people we’ll be competing with all the big players and — which is not competing with other smaller players in the — who do it based on the traffic approach.

Mark Kelleher^ Okay, thanks.

Operator^ Mark Sue, RBC Capital Markets.

Mark Sue^ If we — I understand the process involved in integrating the assets, perhaps how you would think about integrating the technology. Do we see a day in the future where combining and integrating the nGeniusONE assets throughout the product portfolio, or do we strive to keep the brand equity in terms of the disparate assets? How the end customer would perceive some of your broad range of expanding solutions.

Anil Singhal^ So I think brand equity is a different issue obviously we’ll maintain the nGenius brand. But beyond that right now is, we are basically a software Company. And with virtualization and what’s happening in the marketplace, it’s very easy to integrate software technologies on those platforms because more stuff is intel-based appliances with Lynx operating system.

So in those environments, we think we’ll be able to put ASI technology, metadata into the devices which Arbor and Tek and Fluke have been using. And vice versa, we will be able to put those metadata and other analytics type things and inject them into the NetScout product line.

So I think there’ll be not only cross-selling opportunity but very good integration possibilities. And like I keep reminding everyone, that we did something similar at a smaller scale six years ago when we acquired Network General and today nobody can tell that it was actually two separate companies six years ago. And I believe in a couple of years, that’ll be the situation here also.

Mark Sue^ Okay, that’s helpful. Thank you and good luck.

Operator^ Alex Kurtz, Sterne, Agee.

Alex Kurtz^ Jean, I wanted to clarify a couple of things. With the business that you’re acquiring, is the product mix and services mix basically similar to what you guys have with NetScout? Obviously you’re going to write off some of that services business, can you give us a sense of how we should think about looking at that model as we look at the first year of combined operation?

Jean Bua^ Sure so as you know the service mix for NetScout is about 45% service and that is clearly due to our business model, our pricing model and the long-term loyalty that we’ve achieved over these years with our customers. Danaher, also the businesses that we are buying have tremendous customer loyalty. Their pricing models are slightly different, so their service revenue component is a little lower than what we do.

So as we combine these businesses and we put the guidance together going forward after the close, the product / service mix will probably be a little less than 45%. But we can give you better — a better handle on that as we file the S-4 before the end of the calendar year also.

Alex Kurtz^ And is there any change to the effective non-GAAP tax rate once this deal closes?

Jean Bua^ Well interestingly, Danaher has a — has set up structures that would allow us to become more tax efficient over time. As we look at these businesses after the close, we will have the opportunity to look at our tax rate and to determine whether there is any synergies there that we can take advantage of.

Alex Kurtz^ Suffice to say, you should be below your 38% rate once this closes?

Jean Bua^ Well I will know that as soon as we — as the thing closes and we look at the integration and we give guidance when we update it after the close.

Alex Kurtz^ Okay and Anil the last question for me, it was asked earlier, I think it’s a reasonable question to understand. Obviously your service provider business has been very strong over the last couple of years here.

Is Danaher’s business growing mid teens in that vertical? This is obviously an important question for investors to understand here as we try to value the transaction, is this a mid teen service provider business that you’re acquiring today?

Anil Singhal^ Well I think I can talk about — I’m not going to talk about things which we know internally as part of the diligence and we cannot disclose by Danaher. So I can tell you that a combined service provider business can grow at that level over time and I see enough synergies and enough positives on both things, for us to.

We look at the total business, combined business will grow faster than the way it is growing at Danaher, but we don’t want to split it at this call. Our individual three business like Arbor and Tek and others. And also these businesses are very lumpy and just looking at even over a six-month period, it’s not fair.

So because of all those reasons, I think we may be missing the key point here by looking at that low level. I know you’re interested in that, but at this point we’ll not be able to talk about it.

Alex Kurtz^ Okay. Thank you, guys.

Operator^ (Operator Instructions)

Rob Crystal, Goldman Sachs.

Rob Crystal^ My question was just answered, thank you though.

Anil Singhal^ Okay it looks like there are no other questions. Thanks for all of you for joining us for this exciting event and the next growth phase of NetScout. And we’ll talk to you again and take more questions during our earnings call on Thursday morning. Thanks again.

Operator^ Thank you. And this does conclude today’s conference call, you may now disconnect.

Disclaimers

Forward-looking statements in this transcript are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this transcript, which are not strictly historical statements, including without limitation, the statements that the acquisition creates a premier provider of converged network and application performance management solutions; significantly increases NetScout’s scale and global reach, accelerates NetScout’s entry into the cyber intelligence market, and broaden its customer base in both the service provider and enterprise markets; that the combined company will generate revenue in excess of $1.2 billion on a non-GAAP basis, that the transaction will be accretive to non-GAAP earnings in the first year of combined operation, and that the transaction will close during the first half of 2015; that the acquisition will accelerate NetScout’s ability to compete on a larger and more global scale in the broader IT management and cyber intelligence space, that it will accelerate NetScout’s ability to fully implement its NetScout 3.0 strategy and to maximize its potential in its total addressable market, that the acquisition will create the most comprehensive suite of best-in-class solutions in the industry today, that the combined company will offer even greater breadth and depth across both carrier and enterprise networks, expanding opportunities for innovation and growth while improving its customers’ overall experience with comprehensive software-based solutions, that Mr. James A. Lico will join the NetScout Board of Directors upon completion of the transaction, that it will create even more value for NetScout’s customers, shareholders and employees; other references to potential benefits associated with the proposed acquisition; and the timing and milestones related to completing the merger constitute forward-looking statements which involve risks and uncertainties. Actual results could differ materially from the forward-looking statements due to known and unknown risk, uncertainties, assumptions and other factors. Such factors include the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; our ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, the Company’s relationships with strategic partners, dependence upon broad-based acceptance of the Company’s network performance management solutions, the presence of competitors with greater financial resources than ours and their strategic response to our products; and the ability of NetScout to successfully integrate the merged assets and the associated technology and achieve operational efficiencies.

Additional Information and Where You Can Find It

The Company will file a Registration Statement on Form S-4 containing a proxy statement/prospectus of the Company and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of the Company. However, the Company, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their beneficial ownership of the Company’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.